Exhibit 99.1





Interim report July 1 – September 30, 2026

Vicore Pharma Holding AB (publ)

vicorepharma.com

Table of Contents



Summary of the Period

Significant events during the third quarter

- In July, Vicore's American Depositary Shares commenced trading on the Nasdaq Capital Market in the United States under the ticker symbol "VCRE". The U.S. Listing is a dual listing that complements Vicore's existing listing on Nasdaq Stockholm under the ticker symbol "VICO".
- In July, Vicore appointed Rob Slack, PhD, FRSB, as Chief Scientific Officer. Dr. Slack joined Vicore from GSK, where he served as Vice President and Head of Respiratory Biology, and succeeded Johan Raud, MD, PhD, who transitioned to the role of Senior Advisor.
- In September, Vicore presented new data at the European Respiratory Society Congress 2026, including an oral presentation on the design and baseline characteristics of patients enrolled in the global Phase 2b ASPIRE trial and a poster presentation highlighting translational findings supporting the mechanism of action of buloxibutid.

Significant events after the period

- In October, the independent Data Monitoring Committee (iDMC) for the Phase 2b ASPIRE trial evaluating buloxibutid in idiopathic pulmonary fibrosis (IPF) recommended that the trial continue without modification following a pre-planned futility analysis. The iDMC also completed its regular safety and benefit-risk review and raised no concerns.

The group ("Vicore") consists of Vicore Pharma Holding AB (publ) and its subsidiaries Vicore Pharma AB and Vicore Pharma US, Inc.

Financial overview

July 1 – September 30, 2026

- Net revenues amounted to SEK 0.6 million and SEK 0.8 million for the three months ended September 30, 2026 and 2025, respectively.
- Operating loss amounted to SEK 133.3 million and SEK 116.0 million for the three months ended September 30, 2026 and 2025, respectively.
- Loss for the period amounted to SEK 124.3 million and SEK 113.5 million for the three months ended September 30, 2026 and 2025, respectively.
- Loss per share, before and after dilution, amounted to SEK 0.44 and SEK 0.48 for the three months ended September 30, 2026 and 2025, respectively.
- As of September 30, 2026, cash, cash equivalents, and short-term investments amounted to SEK 772.0 million, equivalent to USD 77.4 million (SEK 1,166.7 million, equivalent to USD 126.8 million as of December 31, 2025).

January 1 – September 30, 2026

- Net revenues amounted to SEK 3.4 million and SEK 3.4 million for the nine months ended September 30, 2026 and 2025, respectively.
- Operating loss amounted to SEK 418.7 million and SEK 318.7 million for the nine months ended September 30, 2026 and 2025, respectively.
- Loss for the period amounted to SEK 387.4 million and SEK 340.4 million for the nine months ended September 30, 2026 and 2025, respectively.
- Loss per share, before and after dilution, amounted to SEK 1.38 and SEK 1.45 for the nine months ended September 30, 2026 and 2025, respectively.



Financial summary of the group (SEK)

Amounts in SEK million	2026 Jul-Sep	2025 Jul-Sep	2026 Jan-Sep	2025 Jan-Sep	2025 Jan-Dec
Net revenues	0.6	0.8	3.4	3.4	3.8
Operating loss	(133.3)	(116.0)	(418.7)	(318.7)	(452.4)
Loss for the period	(124.3)	(113.5)	(387.4)	(340.4)	(477.5)
Loss per share, before/after dilution (SEK)[1]	(0.44)	(0.48)	(1.38)	(1.45)	(1.99)
Research and development expenses/ operating expenses (%)[2]	78.8	84.6	79.0	85.5	84.8
Equity at the end of the period	725.4	798.7	725.4	798.7	1,095.5
Cash flows used in operating activities	(137.5)	(100.4)	(407.6)	(293.0)	(375.7)
Cash and cash equivalents and short-term investments at the end of the period	772.0	835.8	772.0	835.8	1,166.7

Financial summary of the group (USD)

Amounts in USD[3] million	2026 Jul-Sep	2025 Jul-Sep	2026 Jan-Sep	2025 Jan-Sep	2025 Jan-Dec
Net revenues	0.1	0.1	0.4	0.3	0.4
Operating loss	(13.8)	(12.2)	(44.6)	(32.0)	(46.1)
Loss for the period	(12.9)	(11.9)	(41.3)	(34.2)	(48.6)
Loss per share, before/after dilution (USD)[1]	(0.05)	(0.05)	(0.15)	(0.15)	(0.20)
Research and development expenses/ operating expenses (%)[2]	78.8	84.6	79.0	85.5	84.8
Equity at the end of the period	72.7	84.8	72.7	84.8	119.1
Cash flows used in operating activities	(14.2)	(10.5)	(43.4)	(29.4)	(38.3)
Cash and cash equivalents and short-term investments at the end of the period	77.4	88.8	77.4	88.8	126.8

1. No dilutive effect arises for potential common shares for periods when the result is negative or when the exercise price for options or share awards exceeds the average market price.

2. Alternative performance measure (APM). Defined on page 19.

3. Corresponding USD amounts have been translated using exchange rates published by Sveriges Riksbank. Income statement amounts are translated using the average exchange rate for the respective period, while balance sheet amounts are translated using the closing exchange rate at the reporting date. For the third quarter, the average exchange rates applied were SEK/USD 9.64939 and 9.52099 for 2026 and 2025, respectively. For the nine-month periods ended September 30, the average exchange rates applied were SEK/USD 9.38891 and 9.95083 for 2026 and 2025, respectively. For the year ended December 31, 2025, the average exchange rate applied was SEK/USD 9.82205. Balance sheet amounts were translated using the closing exchange rates of SEK/USD 9.97886 as of September 30, 2026, SEK/USD 9.41700 as of September 30, 2025 and SEK/USD 9.20133 as of December 31, 2025.

CEO Comments

The third quarter was a period of disciplined execution as ASPIRE advances toward its 52-week readout. Shortly after the period ended, the independent Data Monitoring Committee recommended that ASPIRE continue as planned following a pre-planned futility analysis, keeping us on track for topline results expected in mid-2027. We also advanced the regulatory, manufacturing, and operational groundwork for a potential Phase 3 trial so we can move quickly once the Phase 2b data are available. We enter the final quarter of the year with momentum, a strong balance sheet, and growing recognition of buloxibutid's potential in IPF.

IPF remains a progressive and relentless disease. Current therapies slow decline in lung function but do not halt or reverse it, and a substantial proportion of patients discontinue treatment or decline to start it due to tolerability issues. That reality continues to drive what we do at Vicore. With enrollment in the global Phase 2b ASPIRE trial completed in April, our focus throughout the quarter was on executing the study well, keeping patients and investigators engaged across more than 100 sites worldwide, and protecting the integrity of the trial through to database lock.

Operational execution remained strong. During the quarter, the team completed the data cleaning and interim database lock required for the pre-planned futility analysis on schedule and to a high standard. ASPIRE is designed to generate a robust, high-quality dataset on buloxibutid in IPF, and the quality of that dataset is what will position us for potential Phase 3 trial and beyond.

In October, following the close of the quarter, the independent Data Monitoring Committee completed a pre-planned futility analysis and recommended that ASPIRE continue without modification. The independent analysis used a conditional power approach, conducted once approximately 27% of patients had accrued data for the primary endpoint, with a conservatively set stopping threshold. Consistent with our commitment to preserving the integrity of the trial, Vicore has not received and will not receive any effect size, trend, or other unblinded information from the analysis, and the company, investigators, and patients remain fully blinded. The recommendation allows the trial to proceed to its planned completion, with topline results on the therapeutic potential of buloxibutid expected in mid-2027.

The value of a successful readout will depend on how quickly we can translate it into a registrational program, and we are using the period leading up to readout to ensure the organization is ready. During the quarter we held scientific advice interactions with both the FDA and the EMA, which provided valuable information on the path to registration. Design work on the potential Phase 3 program has progressed and takes into account the recent clinical readouts in the field. Our CMC organization has completed the preparations to initiate manufacturing of drug substance at a Phase 3 scale, and we have begun the operational planning, including the selection of partners and the engagement of investigators that a global pivotal program requires.

This preparation also reflects the way we have built the organization over the past year. The leadership appointments were made with Phase 3 and commercial readiness in mind, and each of those functions is now engaged in the planning. When the ASPIRE results



arrive, we intend to be ready to proceed rather than to begin planning.

During the quarter, we also continued to deepen our engagement with the clinical community. At the European Respiratory Society Congress in Barcelona in September, Professor Toby Maher presented the design of ASPIRE and the baseline characteristics of the enrolled population in an oral session dedicated to new therapies in interstitial lung disease. The ASPIRE population is well aligned with the most recent Phase 3 IPF trials in age, sex, lung function, and diffusing capacity. Approximately 40% of patients entered the trial without background antifibrotic therapy and roughly a quarter were treatment-naïve, allowing ASPIRE to evaluate buloxibutid both as monotherapy and on top of standard of care. We also presented translational data linking AT2 receptor activation in alveolar epithelial type II cells to increased MMP-13, a collagenase associated with the resolution of fibrosis, further supporting the differentiated, potentially disease-modifying mechanism believed to be behind buloxibutid. The presentations generated considerable interest from clinicians and from the broader IPF community.

The IPF landscape continues to evolve. In September, the FDA accepted United Therapeutics' supplemental application for inhaled treprostinil in IPF, with a decision expected in spring 2027, following last year's approval of nerandomilast. In October, Bristol Myers Squibb reported that its Phase 3 ALOFT-IPF trial of admilparant met its primary endpoint of change in FVC at 52 weeks at the 60 mg dose, while the higher 120 mg dose did not reach statistical significance; detailed results have not yet been presented. These developments are positive for patients and for the field. They demonstrate the appetite for new IPF therapies, and they leave intact the need for novel mechanisms of action, including AT2 receptor agonism with buloxibutid.

Buloxibutid takes a different approach by activating the AT2 receptor, which is believed to promote the lung's endogenous repair mechanisms and act on fibrotic pathways. In the Phase 2a AIR trial, treatment with buloxibutid was generally well tolerated and associated with stabilization and improvement in FVC over 36 weeks. ASPIRE is designed to evaluate that effect over 52 weeks in a larger, placebo-controlled population, both as monotherapy and on top of current standard of care. Given the tolerability profile observed to date and the differentiated mechanism, we believe a range of outcomes from ASPIRE would be meaningful for patients, physicians, and payers. A well-tolerated oral therapy that delivers a clinically relevant benefit on top of standard of care would address a clear need in its own right, and a benefit as monotherapy would open the door for the many patients who cannot tolerate or choose not to take current treatments. The prospect of stabilizing or improving lung function represents the upside of that range. That is the opportunity we are pursuing, and we believe the recent progress across the field makes the case for buloxibutid stronger.

This quarter was our first as a dual-listed company, with our American Depositary Shares trading on the Nasdaq Capital Market (VCRE), alongside our common shares on Nasdaq Stockholm (VICO). The U.S. Listing provides the foundation for our continued growth and gives us access to a large pool of specialist healthcare investors as we approach the ASPIRE readout. During the quarter, we participated in the Leerink, Pareto, Wells Fargo, Cantor, and Stifel healthcare conferences, where we met with both new and existing investors and saw strong interest in ASPIRE and in the IPF opportunity.

We ended the quarter with cash, cash equivalents, and short-term investments of SEK 772.0 million (USD 77.4 million), and our anticipated cash runway continues to extend into the second half of 2028, providing financial visibility well beyond the expected mid-2027 readout.

As we move into the final quarter of 2026, our priorities are to execute ASPIRE through to database lock, to continue Phase 3 planning so we can act decisively on the results, and to maintain our engagement with clinicians, regulators, and investors. We are also building for the longer term and evaluating the indications and programs in which our AT2 receptor agonist platform can create value beyond buloxibutid in IPF. I remain grateful to the patients participating in ASPIRE, our investigators and partners, our employees, and our shareholders for their continued trust and support.

Ahmed Mousa

CEO

Pipeline

Compound	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Comments	Partnerships
Buloxibutid	**IPF**	→	→	→		Phase 2b study ongoing (NCT06588686) Enrollment completed; topline data expected mid-2027.	Japan: NIPPON SHINYAKU CO., LTD.

New AT2R agonists* are in early-stage discovery

* AT2R - angiotensin II type 2 receptor

For more information about Vicore's development projects, see www.vicorepharma.com.

Financial Information

Net revenues

Net revenues were SEK 0.6 million and SEK 0.8 million for the three months ended September 30, 2026 and 2025, respectively. Net revenues were SEK 3.4 million and SEK 3.4 million for the nine months ended September 30, 2026 and 2025, respectively. Net revenues are related to reimbursement for expenses incurred by the company for certain drug development activities related to buloxibutid under the license agreement with Nippon Shinyaku.

Operating expenses

Operating expenses were SEK 136.1 million and SEK 117.2 million for the three months ended September 30, 2026 and 2025, respectively. Operating expenses were SEK 426.2 million and SEK 324.4 million for the nine months ended September 30, 2026 and 2025, respectively.

Administrative expenses

Administrative expenses were SEK 26.4 million and SEK 17.6 million for the three months ended September 30, 2026 and 2025, respectively. Administrative expenses were SEK 85.0 million and SEK 45.9 million for the nine months ended September 30, 2026 and 2025, respectively. For the three months ended September 30, 2026, the increase compared to the same period in 2025 was primarily due to higher employee-related costs following the expansion of the company's administrative functions, and to costs associated with the company's listing in the U.S. including directors' and officers' insurance and Nasdaq fees. For the nine months ended September 30, 2026, the increase compared to the same period in 2025 was primarily due to higher professional services costs, principally audit, legal and advisory fees associated with the company's registration and listing in the U.S. and to the higher employee-related costs described above. Following a change in the CEO's role, the CEO's compensation has also been presented entirely within administrative expenses since July 1, 2026. In addition, SEK 0.7 million relating to the first half of 2026 was reclassified from research and development expenses to administrative expenses.

Costs for share-based incentive programs related to administrative staff were SEK 5.4 million and SEK 2.6 million for the three months ended September 30, 2026 and 2025, respectively. Costs for share-based incentive programs related to administrative staff were SEK 11.6 million and SEK 7.0 million for the nine months ended September 30, 2026 and 2025, respectively. These costs represent non-cash accounting charges under IFRS 2 and accordingly do not impact the group's cash flow. For further information, see "Costs for share-based incentive programs".

Research and development expenses

Research and development expenses were SEK 107.3 million and SEK 99.2 million for the three months ended September 30, 2026 and 2025, respectively. Research and development expenses were SEK 336.6 million and SEK 277.3 million for the nine months ended September 30, 2026 and 2025, respectively. The increase compared to the previous year was primarily attributable to the ongoing Phase 2b clinical study with buloxibutid in IPF and, for the three months ended September 30, 2026, to higher employee-related costs and patent costs. Costs for share-based incentive programs related to research and development staff were SEK 2.3 million and SEK 1.3 million for the three months ended September 30, 2026 and 2025, respectively. Costs for share-based incentive programs related to research and development staff were SEK 5.5 million and SEK 3.5 million for the nine months ended September 30, 2026 and 2025, respectively. As these costs represent non-cash IFRS 2 charges, they do not affect the group's cash flow. Research and development expenses relative to operating expenses, one of the company's alternative performance measures, were 78.8 percent and 84.6 percent for the three months ended September 30, 2026 and 2025, respectively. For the nine months



Financial calendar

February 25, 2027	Year-end report 2026
March 31, 2027	Annual report 2026
May 5, 2027	Interim report Q1
May 5, 2027	Annual General Meeting
August 20, 2027	Interim report Q2
November 4, 2027	Interim report Q3
February 24, 2028	Year-end report 2027

Financial reports are available on the company's website www.vicorepharma.com from the day of publication.

ended September 30, 2026 and 2025, this ratio was 79.0 percent and 85.5 percent, respectively.

Other operating income and expenses

Other operating income (expenses), net was (SEK 0.2 million) and SEK 0.1 million for the three months ended September 30, 2026 and 2025, respectively. Other operating income (expenses), net was (SEK 0.5 million) and SEK 1.1 million for the nine months ended September 30, 2026 and 2025, respectively. Other operating income and expenses mainly consist of exchange rate differences arising from supplier invoices.

Costs for share-based incentive programs

Costs for social security contributions for share-based incentive programs vary from quarter to quarter due to the change in the underlying share price. Associated provisions are reported as other provisions under non-current and current liabilities. The total costs for the share-based incentive programs, including IFRS 2 classified salary costs and provisions for social security contributions, were SEK 6.3 million and SEK 8.9 million for the three months ended September 30, 2026 and 2025, respectively. The total costs for the share-based incentive programs, including IFRS 2 classified salary costs and provisions for social security contributions, were SEK 14.7 million and SEK 16.7 million for the nine months ended September 30, 2026 and 2025, respectively. These costs have had no cash flow impact.

Net financial income and expenses

Net financial income (expenses) was SEK 9.0 million and SEK 2.5 million for the three months ended September 30, 2026 and 2025, respectively. The increase compared to the previous year was primarily attributable to exchange rate differences on cash and short-term investments. In line with the group's treasury guidelines, cash is converted into foreign currency and invested across different maturities, in order to align with the currency exposure arising from the fact that the majority of the group's agreements and expenses are denominated in foreign currencies. As a result, exchange rate fluctuations do not significantly impact the group's liquidity forecast or cash flow planning. Net financial income (expenses) was SEK 31.6 million and (SEK 21.7 million) for the nine months ended September 30, 2026 and 2025, respectively.

Tax

Income tax benefit/(expense) was SEK 0.0 million and SEK 0.0 million for the three months ended September 30, 2026 and 2025, respectively. Income tax benefit/(expense) was (SEK 0.3 million) and SEK 0.0 million for the nine months ended September 30, 2026 and 2025, respectively. The group's accumulated tax loss carryforwards as of December 31, 2025, were SEK 2,010.1 million. No deferred tax asset has been recognized in respect of the group's tax loss carryforwards. These tax loss carryforwards will be accounted for only when the group has established a level of earnings that management confidently estimates will lead to taxable profits.

Result

For the three months ended September 30, 2026 and 2025, loss was (SEK 124.3 million) and (SEK 113.5 million), and the corresponding loss per share before and after dilution was (SEK 0.44) and (SEK 0.48), respectively. For the nine months ended September 30, 2026 and 2025, loss was (SEK 387.4 million) and (SEK 340.4 million), respectively, and the corresponding loss per share before and after dilution was (SEK 1.38) and (SEK 1.45), respectively.

Cash flow, investments, and financial position

Cash flows used in operating activities were (SEK 137.5 million) and (SEK 100.4 million) for the three months ended September 30, 2026 and 2025, respectively. Cash flows used in operating activities were (SEK 407.6 million) and (SEK 293.0 million) for the nine months ended September 30, 2026 and 2025, respectively. The continued negative cash flow from operating activities is consistent with expectations and is primarily explained by the company's increasing investment in the clinical development program.

Non-cash adjustments for the three months ended September 30, 2026 and 2025, were SEK 6.3 million and SEK 8.9 million, respectively and SEK 17.9 million and SEK 15.9 million for the nine months ended September 30, 2026 and 2025. Non-cash adjustments mainly consist of costs for share-based incentive programs and unrealized foreign exchange effects.

Cash flows from (used in) investing activities were SEK 100.1 million and SEK 219.7 million for the three months ended September 30, 2026 and 2025, respectively, and SEK 213.3 million and (SEK 364.4 million) for the nine months ended September 30, 2026 and 2025, respectively. The difference compared to the previous year is mainly attributable to net changes in acquisitions and redemptions of short-term investments.

Cash flows from (used in) financing activities were (SEK 0.1 million) and SEK 0.0 million for the three months ended September 30, 2026 and 2025, respectively and (SEK 0.1 million) and SEK 0.0 million for the nine months ended September 30, 2026 and 2025, respectively.

As of September 30, 2026, cash and cash equivalents were SEK 395.9 million (SEK 578.1 million as of December 31, 2025) and short-term investments were SEK 376.1 million (SEK 588.6 million as of December 31, 2025). Accordingly, cash, cash equivalents, and short-term investments were in total SEK 772.0 million (SEK 1,166.7 million as of December 31, 2025).

Equity

Equity as of September 30, 2026 and 2025, was SEK 725.4 million and SEK 798.7 million, and the corresponding equity per share was SEK 2.58 and SEK 3.40, respectively. The company's equity ratio as of September 30, 2026 and 2025, which is one of the company's alternative performance measures, was 88.5 percent and 92.1 percent, respectively. The company believes that this key ratio provides investors with useful information regarding the company's capital structure.

Parent company

The group ("Vicore") consists of the parent company, Vicore Pharma Holding AB (publ), and the subsidiaries Vicore Pharma AB and Vicore Pharma US, Inc. The parent company's operations mainly consist of providing business support services for the group's operating companies. The research and development operations are primarily conducted in the wholly owned subsidiary Vicore Pharma AB. Vicore Pharma US, Inc. provides research and development and business support services to other group companies.

Net revenues for the parent company were SEK 20.0 million and SEK 15.7 million for the three months ended September 30, 2026 and 2025, respectively and SEK 63.2 million and SEK 67.6 million for the nine months ended September 30, 2026 and 2025, respectively. Net revenues mainly consist of business support fees from group companies. Administrative expenses were (SEK 26.5 million) and (SEK 17.2 million) for the three months ended September 30, 2026 and 2025, respectively and (SEK 85.7 million) and (SEK 44.4 million) for the nine months ended September 30, 2026 and 2025, respectively. Research and development expenses were SEK 0.7 million and (SEK 0.4 million) for the three months ended September 30, 2026 and 2025, respectively. The positive amount for the third quarter of 2026 reflects a correction of the allocation of the CEO's compensation for the first half of 2026 between research and development expenses and administrative expenses.

For the three months ended September 30, 2026 and 2025, the profit/(loss) was SEK 0.0 million and SEK 0.0 million, respectively. For the nine months ended September 30, 2026 and 2025 the profit/(loss) was SEK 0.0 million and SEK 0.0 million, respectively.

Sustainability at Vicore

Vicore's mission to develop life-changing therapies for severe fibrotic diseases is grounded in a commitment to sustainability, social responsibility, and ethical leadership. As we continue to expand our clinical programs and advance our pipeline, we remain committed to operating in a way that benefits all of our stakeholders, including patients, employees, and communities.

Environmental, Social, and Governance (ESG) principles are integral to Vicore's business approach. In a rapidly changing world, we recognize that addressing global challenges such as climate change, health equity, and workforce diversity requires collective action. We view these challenges as opportunities to lead by example and make a meaningful impact.

Social responsibility is at the core of our purpose. At Vicore, we are focused on developing transformative therapies, contributing to a healthier population, and fostering a diverse, inclusive, and equitable culture where our employees can thrive. A workforce rich in diverse perspectives drives innovation, strengthens collaboration, and ultimately helps us deliver better patient outcomes. Additionally, we are committed to supporting and working closely with patient advocacy groups.

Our dedication to the environment begins with minimizing our ecological footprint. As a biopharmaceutical company, we prioritize sustainable practices across our operations, from reducing energy consumption to responsible procurement.

Our governance framework ensures that we uphold the highest standards of integrity and transparency and conduct our operations in a responsible way. From rigorous compliance programs to robust cybersecurity measures, we are dedicated to protecting the privacy of our stakeholders and maintaining trust.

We are truly motivated by the opportunity to contribute to a healthier, more equitable, and sustainable world.



Other Information

Personnel

As of September 30, 2026, the group had 50 employees: 33 women and 17 men (September 30, 2025: 36 employees, 25 women and 11 men). Of the employees, 34 were active in R&D (September 30, 2025: 27). The group also frequently engages consultants for specialist tasks and assignments.

The share

Vicore's shares are listed on Nasdaq Stockholm under the ticker symbol "VICO" and ISIN SE0007577895. As of September 30, 2026, the total number of shares amounted to 281,644,509 and the market capitalization was approximately SEK 2,698 million, based on the closing share price of SEK 9.58 on September 30, 2026.

The company has one class of shares, each carrying one vote. The company's American Depositary Shares (ADSs), each representing 10 common shares, no par value, are also listed on the Nasdaq Capital Market in the U.S. under the ticker symbol "VCRE", with ISIN US92581R1041. The U.S. Listing constitutes a dual listing of the company's existing shares and does not involve any new class of shares or any change to the share capital.

At the Annual General Meeting on May 6, 2026, it was decided, according to the Board of Directors' proposal, to authorize the Board of Directors to, at one or several times, with or without deviation from the shareholders' preferential rights, and until the next Annual General Meeting, decide to increase the company's share capital through share issues. The number of shares that could be issued in accordance with the authorization may not result in a dilution exceeding 20 percent of the number of shares and votes in the company at the 2026 Annual General Meeting.

Largest shareholders

Largest shareholders in Vicore as of September 30, 2026:

Shareholder	No. of shares	%
HealthCap VII L.P.	27,442,389	9.74%
Fourth Swedish National Pension Fund	23,698,429	8.41%
HBM Healthcare Investments (Cayman) Ltd.	22,505,819	7.99%
Capital Group	17,162,634	6.09%
Sanofi	16,993,968	6.03%
The Invus Group	13,761,412	4.89%
Unionen	10,620,000	3.77%
Suvretta Capital Management	8,469,009	3.01%
Avanza Pension	8,246,254	2.93%
C WorldWide Asset Management	7,400,000	2.63%
MGG Capital	5,170,269	1.84%
Handelsbanken Funds	4,309,351	1.53%
Protem	4,220,680	1.50%
AXA Investment Managers	3,600,404	1.28%
Franklin Templeton	3,600,090	1.28%
Jesper Lyckeus	3,000,000	1.07%
Karl Perlhagen	2,747,722	0.98%
SEB Funds	1,892,687	0.67%
Kjell Stenberg	1,694,303	0.60%
Other	95,109,089	33.77%
Total number of shares	**281,644,509**	**100.00%**

Source: Monitor by Modular Finance

The Board of Directors and the CEO assure that the interim report provides a fair and true overview of the parent company's and the group's operations, financial position, and results, and describes material risks and uncertainties faced by the parent company and the companies in the group.

Stockholm, November 5, 2026

Hans Schikan *Chairman*	Elisabeth Björk *Board member*	Heidi Hunter *Board member*
Jacob Gunterberg *Board member*	Ann Barbier *Board member*	Peter Guenter *Board member*
Yasir Al-Wakeel *Board member*	Ahmed Mousa *CEO*	



Interim Condensed Consolidated Financial Statements Group

Condensed Consolidated Statements of Comprehensive Income (Loss)

(SEK in thousands except per share amount or as otherwise indicated)	2026 Jul-Sep	2025 Jul-Sep	2026 Jan-Sep	2025 Jan-Sep	2025 Jan-Dec
Net revenues	594	760	3,409	3,398	3,817
Gross income	**594**	**760**	**3,409**	**3,398**	**3,817**
Administrative expenses	(26,426)	(17,648)	(84,986)	(45,851)	(67,914)
Research and development expenses	(107,280)	(99,163)	(336,613)	(277,310)	(390,348)
Other operating income (expenses), net	(157)	88	(522)	1,084	2,059
Operating loss	**(133,269)**	**(115,963)**	**(418,712)**	**(318,679)**	**(452,386)**
Financial income	8,992	5,956	31,598	18,737	23,888
Financial expenses	-	(3,467)	(9)	(40,429)	(48,976)
Net financial income (expenses)	**8,992**	**2,490**	**31,589**	**(21,692)**	**(25,088)**
Loss before tax	**(124,278)**	**(113,473)**	**(387,123)**	**(340,371)**	**(477,474)**
Tax benefit/(expense)	-	-	(260)	-	-
Loss attributable to the parent company's shareholders	**(124,278)**	**(113,473)**	**(387,383)**	**(340,371)**	**(477,474)**
Other comprehensive income:					
Other comprehensive income (expenses)	100	(22)	283	(833)	(988)
Other comprehensive income (loss) for the period, net of tax	**100**	**(22)**	**283**	**(833)**	**(988)**
Total comprehensive loss attributable to the parent company's shareholders	**(124,178)**	**(113,495)**	**(387,100)**	**(341,204)**	**(478,462)**
Loss per share, before and after dilution (SEK)	**(0.44)**	**(0.48)**	**(1.38)**	**(1.45)**	**(1.99)**

Condensed Consolidated Statements of Financial Position

(SEK in thousands)	2026 Sep 30	2025 Sep 30	2025 Dec 31
ASSETS			
Fixed assets			
Long-term receivables	4,542	1,409	1,713
Total fixed assets	**4,542**	**1,409**	**1,713**
Current assets			
Other receivables	10,427	6,137	13,803
Prepaid expenses and accrued income	32,808	23,340	11,261
Short-term investments	376,096	365,780	588,591
Cash and cash equivalents	395,891	470,057	578,147
Total current assets	**815,222**	**865,314**	**1,191,802**
TOTAL ASSETS	**819,764**	**866,723**	**1,193,515**
EQUITY AND LIABILITIES			
Equity attributable to the parent company's shareholders	**725,407**	**798,655**	**1,095,462**
LIABILITIES			
Non-current liabilities			
Other provisions	2,544	5,348	4,741
Deferred tax liability	-	297	-
Total non-current liabilities	**2,544**	**5,645**	**4,741**
Current liabilities			
Trade payables	25,311	14,789	21,777
Current tax liability	-	797	61
Other liabilities	7,624	4,293	11,447
Other provisions	1,367	1,760	1,649
Accrued expenses and deferred income	57,511	40,784	58,378
Total current liabilities	**91,813**	**62,423**	**93,312**
TOTAL LIABILITIES	**94,357**	**68,068**	**98,053**
TOTAL EQUITY AND LIABILITIES	**819,764**	**866,723**	**1,193,515**

Condensed Consolidated Statements of Changes in Shareholders' Equity

(SEK in thousands)	Shareholders' equity attributable to the parent company 2026 Jul-Sep	2025 Jul-Sep	2026 Jan-Sep	2025 Jan-Sep	2025 Jan-Dec
Equity at the beginning of the period	**841,984**	**908,251**	**1,095,462**	**1,129,329**	**1,129,329**
Loss for the period	(124,278)	(113,473)	(387,383)	(340,371)	(477,474)
Other comprehensive income (loss)	100	(22)	283	(833)	(988)
Total comprehensive loss for the period	**(124,178)**	**(113,495)**	**(387,100)**	**(341,204)**	**(478,462)**
Transactions with owners:					
Issue of new shares	59	-	59	15	455,098
Issue costs	(179)	-	(179)	-	(24,554)
Long-term incentive program	7,721	3,899	17,165	10,515	14,051
Total transactions with owners	**7,601**	**3,899**	**17,045**	**10,530**	**444,595**
Equity at the end of the period	**725,407**	**798,655**	**725,407**	**798,655**	**1,095,462**

Condensed Consolidated Statements of Cash Flows

(SEK in thousands)	2026 Jul-Sep	2025 Jul-Sep	2026 Jan-Sep	2025 Jan-Sep	2025 Jan-Dec
Operating activities:					
Operating loss	(133,269)	(115,963)	(418,712)	(318,679)	(452,386)
Non-cash adjustments	6,349	8,856	17,931	15,889	17,825
Interest received	2,273	3,263	6,528	4,447	18,339
Interest paid	-	(20)	(9)	(56)	(59)
Income tax paid	-	-	(260)	-	-
Cash flows used in operating activities before changes in working capital	**(124,647)**	**(103,864)**	**(394,522)**	**(298,399)**	**(416,281)**
Cash flows from changes in working capital:					
Change in operating receivables	(19,890)	8,631	(11,605)	17,362	2,555
Change in operating payables	7,072	(5,160)	(1,465)	(11,920)	37,989
Cash flows used in operating activities	**(137,465)**	**(100,393)**	**(407,592)**	**(292,957)**	**(375,737)**
Investing activities:					
Acquisition of long-term receivables[1]	(619)	-	(2,675)	(1,409)	(1,712)
Acquisition of short-term investments	-	-	(295,342)	(582,726)	(982,242)
Redemption of short-term investments	100,721	219,687	511,323	219,687	383,448
Cash flows from (used in) investing activities	**100,102**	**219,687**	**213,306**	**(364,448)**	**(600,506)**
Financing activities:					
Issue of new shares	59	-	59	15	455,098
Issue costs	(179)	-	(179)	-	(24,554)
Cash flows from (used in) financing activities	**(119)**	**-**	**(119)**	**15**	**430,544**
Net increase (decrease) in cash	**(37,482)**	**119,294**	**(194,405)**	**(657,390)**	**(545,699)**
Cash and cash equivalents at the beginning of the period	**428,589**	**351,604**	**578,147**	**1,156,001**	**1,156,001**
Foreign exchange difference in cash and cash equivalents	4,784	(841)	12,149	(28,554)	(32,155)
Cash and cash equivalents at the end of the period	**395,891**	**470,057**	**395,891**	**470,057**	**578,147**

1. Acquisitions of long-term receivables consist mainly of refundable deposits and are therefore presented as investing activities.

Financial Reports
Parent Company

Parent Company's Income Statement

(SEK in thousands)	2026 Jul-Sep	2025 Jul-Sep	2026 Jan-Sep	2025 Jan-Sep	2025 Jan-Dec
Net revenues	20,025	15,694	63,210	67,554	114,873
Gross income	**20,025**	**15,694**	**63,210**	**67,554**	**114,873**
Administrative expenses	(26,471)	(17,162)	(85,656)	(44,409)	(66,269)
Research and development expenses	702	(393)	(445)	(1,179)	(1,572)
Other operating income/(expenses), net[1]	(1,331)	(1)	1,553	(144)	751
Operating profit/(loss)	**(7,075)**	**(1,862)**	**(21,338)**	**21,822**	**47,783**
Interest income and similar profit items	7,075	9,371	21,345	23,392	29,023
Interest expenses and similar expense items	-	(7,509)	(8)	(45,214)	(52,251)
Net financial income/(expenses)[1]	**7,075**	**1,862**	**21,338**	**(21,822)**	**(23,228)**
Profit/(loss) before tax	**-**	**-**	**-**	**-**	**24,555**
Tax	-	-	-	-	-
Profit/(loss) for the period	**-**	**-**	**-**	**-**	**24,555**

1. From January 1, 2026, realized foreign exchange gains and losses related to operating items are presented in other operating income/(expenses), net, in line with the group's accounting policy. The change affects presentation only and has no impact on profit/(loss) for the period, cash flows or equity.

Parent company's statement of comprehensive income

(SEK in thousands)	2026 Jul-Sep	2025 Jul-Sep	2026 Jan-Sep	2025 Jan-Sep	2025 Jan-Dec
Profit/(loss) for the period	-	-	-	-	24,555
Other comprehensive income/(loss)	-	-	-	-	-
Total comprehensive income/(loss) for the period	**-**	**-**	**-**	**-**	**24,555**



Parent Company's Balance Sheet

(SEK in thousands)	2026 Sep 30	2025 Sep 30	2025 Dec 31
ASSETS			
Fixed assets			
Participations in group companies	2,244,859	1,688,112	1,939,359
Total fixed assets	**2,244,859**	**1,688,112**	**1,939,359**
Current assets			
Receivables			
Receivables from group companies	72,663	136,957	59,903
Other receivables	1,090	134	598
Prepaid expenses and accrued income	12,967	8,671	2,009
	86,720	**145,762**	**62,510**
Short-term investments	376,096	355,563	588,591
Cash and cash equivalents	286,540	312,092	385,220
Total current assets	**749,356**	**813,417**	**1,036,321**
TOTAL ASSETS	**2,994,215**	**2,501,529**	**2,975,680**

Parent Company's Balance Sheet

(SEK in thousands)	2026 Sep 30	2025 Sep 30	2025 Dec 31
EQUITY AND LIABILITIES			
EQUITY			
Restricted equity			
Share capital	140,822	117,305	140,763
Total restricted equity	**140,822**	**117,305**	**140,763**
Non-restricted equity			
Share premium reserve	2,824,518	2,417,625	2,824,696
Accumulated profit/(loss)	(4,679)	(49,934)	(46,399)
Profit/(loss) for the period	-	-	24,554
Total non-restricted equity	**2,819,839**	**2,367,691**	**2,802,851**
TOTAL EQUITY	**2,960,661**	**2,484,996**	**2,943,614**
LIABILITIES			
Provisions			
Other provisions	2,866	4,654	4,387
Deferred tax liability	-	297	-
Total provisions	**2,866**	**4,951**	**4,387**
Current liabilities			
Trade payables	7,354	1,579	1,822
Liabilities to group companies	7,084	1,891	4,166
Current tax liability	205	274	310
Other liabilities	6,727	3,948	11,337
Accrued expenses and deferred income	9,318	3,890	10,044
Total current liabilities	**30,688**	**11,582**	**27,679**
TOTAL LIABILITIES	**33,554**	**16,533**	**32,066**
TOTAL EQUITY AND LIABILITIES	**2,994,215**	**2,501,529**	**2,975,680**

Notes

Note 1. General information

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The group operates as a single operating segment, and the Chief Executive Officer is the chief operating decision maker.

This report covers the Swedish parent company Vicore Pharma Holding AB (publ), corporate registration number 556680-3804, and its subsidiaries Vicore Pharma AB and Vicore Pharma US, Inc. The parent company is a limited liability company registered in Stockholm, Sweden. The address of the main office is Kornhamnstorg 53, 111 27 Stockholm, Sweden. The group's main operation is research and development of pharmaceutical products.

The interim report for the third quarter 2026 was approved for publication on November 5, 2026, in accordance with a board decision on November 4, 2026.

Note 2. Accounting principles

Vicore's consolidated accounts have been prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by International Accounting Standards Board (IASB) and as adopted by the European Union (EU), and interpretations from the IFRS Interpretations Committee (IFRS IC). Furthermore, the group also applies the Annual Accounts Act (1995:1554) and the Swedish Financial Reporting Board's recommendation RFR 1 Supplementary Accounting Rules for groups. The interim condensed consolidated financial statements for the period ended September 30, 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting, which allows a presentation of a selection of explanatory notes. The notes do not include all information required for full annual financial statements and should thus be read in conjunction with the consolidated financial statements as of, and for the years ended, December 31, 2025 and 2024. The same accounting policies and methods have been applied as for the year ended December 31, 2025. The parent company applies the Annual Accounts Act and RFR 2 Accounting for Legal Entities.

Disclosures in accordance with IAS 34.16A are provided both in the notes and throughout the interim report. Vicore applies the guidelines issued by ESMA (European Securities and Markets Authority) for alternative performance measures (APMs).

The accounting principles and calculation methods are otherwise unchanged compared to those applied in the Annual Report for the financial year January 1–December 31, 2025, except for the reclassification described below. The correction of bonus accruals is described in Note 6.

As disclosed in Note 28 to the consolidated financial statements included in the Form 20-F/A, comparative amounts in the consolidated statement of financial position as of December 31, 2025 have been revised to present research and development payables, prepayments and accruals on a net basis; these were previously presented on a gross basis. The correction reduced prepaid expenses and accrued income by SEK 25.1 million, trade payables by SEK 17.7 million and accrued expenses and deferred income by SEK 7.4 million, and did not affect profit or loss, total equity or cash flows. The comparative amounts as of September 30, 2025 have not been adjusted, as the research and development-related balances that gave rise to the adjustment as of December 31, 2025 were not present at that date. The comparative consolidated financial statements for 2025 have been derived from the audited consolidated financial statements included in the Form 20-F/A. The parent company's comparative figures for 2025 have been derived from the audited annual report.

New accounting policies from 2026 onwards

New and amended accounting standards and interpretations that have been published and will take effect in 2027 or later have not been applied in the preparation of this financial report.

IFRS 18 Presentation and Disclosure in Financial Statements, issued by the IASB in April 2024 and endorsed by the EU on February 13, 2026, is effective for annual reporting periods beginning on or after January 1, 2027 and will replace IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements regarding the presentation of financial performance, including defined categories and subtotals in the statement of profit or loss, enhanced requirements for aggregation and disaggregation, and disclosures relating to management-defined performance measures. The standard also introduces consequential amendments to certain other IFRS Accounting Standards, including IAS 7 Statement of Cash Flows. The group is preparing for the implementation of IFRS 18 and is assessing the impact on the presentation and disclosure of its financial statements.

The implementation is expected to result primarily in changes to the presentation of the statement of profit or loss and related disclosures and is not expected to affect the recognition or measurement of the group's assets, liabilities, income or expenses. IFRS 18 will be applied retrospectively, and comparative information for 2026 will therefore be restated where required when the standard is first applied in 2027.

Note 3. Related-party transactions

During the period, remuneration to the group's senior executives has been paid in accordance with current policies.

Related-party transactions primarily comprised intra-group charges for business support services. The transactions were carried out in accordance with the group's policies and were consistent with those disclosed in the Annual Report for the financial year January 1–December 31, 2025. No significant changes in the nature or extent of related party transactions occurred during the period.

For the three months ended September 30, 2026, no unconditional shareholder contributions were made from Vicore Pharma Holding AB to Vicore Pharma AB. For the nine months ended September 30, 2026, unconditional shareholder contributions amounting to SEK 300.0 million were provided from Vicore Pharma Holding AB to the subsidiary Vicore Pharma AB.

No related-party transactions other than those described above occurred during the period.

Note 4. Risks and uncertainties in the group and the parent company

Operational risks

Vicore is engaged in research and development operations through its subsidiary Vicore Pharma AB. Research and development involves a significant inherent level of risk and is a capital-intensive process. The majority of initiated projects in the drug development industry will never receive marketing approval due to technical risks, including the risk of insufficient efficacy, intolerable side effects or manufacturing problems. Vicore's development projects may be delayed and/or incur greater costs and capital need than expected. Delays in clinical development can occur for various reasons, including difficulties in reaching agreements with clinics about participation in clinical studies under acceptable conditions, problems

in identifying and recruiting patients for studies, patients not completing a study or not returning for follow-up, or other events outside Vicore's control. Vicore is dependent on partners for clinical trials, manufacturing and supply, which also exposes Vicore to third-party operational, quality, compliance and geopolitical supply chain risks.

Patents that the company has applied for may not be granted and granted patents may be challenged, leading to loss of patent protection. If competing pharmaceutical products capture market share or reach the market faster, or if competing research projects achieve better product profiles, the future value of the product portfolio may be lower than expected. Decisions from public authorities, including decisions related to approvals, reimbursement and price changes, may also negatively impact the operations.

Financial risks

Through its operations, Vicore is exposed to various types of financial risk: credit risks, market risks (foreign exchange risk, interest rate risk and other price risks) and liquidity risks including refinancing risks. The main refinancing risk is not receiving additional investments from shareholders and other investors. The group's overall risk management objective focuses on the unpredictability of financial markets and strives to minimize potentially unfavorable consequences for the group's financial position and performance.

For more information about operational and financial risks and other risk factors, see the annual report for 2025, available on the company's website, www.vicorepharma.com, as well as the section entitled 'Risk Factors' in Vicore's Registration Statement on Form 20-F/A, filed with the U.S. Securities and Exchange Commission on June 9, 2026, and other filings with the SEC.

Note 5. Financial instruments

Vicore's financial assets and liabilities comprise cash, cash equivalents, short-term investments at amortized cost, trade payables and accrued expenses. The fair value of all financial instruments is materially equal to their carrying amounts.

Note 6. Correction of bonus accrual

During the third quarter of 2026, Vicore identified that bonus accruals had not been recognized in the quarters to which they relate. Bonus expenses relating to the first and second quarters were therefore corrected to SEK 5.4 million and SEK 6.3 million, respectively. For the third quarter, a bonus expense of SEK 7.0 million was recognized as part of the ordinary quarterly accrual and therefore does not represent a correction of a prior period.

For the first quarter of 2026, the correction increased administrative expenses by SEK 1.8 million and research and development expenses by SEK 3.7 million, and decreased other operating income (expenses), net by SEK 1.1 million, reflecting currency revaluation of balance sheet items, including the bonus accrual and the intercompany business support fee. Consequently, operating loss and loss attributable to the parent company's shareholders increased by SEK 6.5 million. Loss per share before and after dilution increased by SEK 0.02, from SEK 0.39 to SEK 0.41.

For the second quarter of 2026, the correction increased administrative expenses by SEK 2.3 million and research and development expenses by SEK 4.2 million, while other operating income (expenses), net improved by SEK 1.4 million. Consequently, operating loss and loss attributable to the parent company's shareholders increased by SEK 5.1 million. Loss per share before and after dilution increased by SEK 0.02, from SEK 0.51 to SEK 0.53. The correction resulted in a decrease in opening equity of SEK 11.6 million at the beginning of the third quarter.

As a consequence of the correction of the bonus accruals, the intercompany business support fee was also recalculated, resulting in an increase of SEK 2.3 million in the first quarter and SEK 3.9 million in the second quarter, and a decrease of SEK 6.6 million in the third quarter. As the resulting intercompany effects are eliminated on consolidation, the adjustment has no impact on the group's consolidated results but affects the parent company's financial statements.



Note 7. Share-based incentive programs

The purpose of share-based incentive programs is to promote the company's long-term interests by motivating and rewarding senior management, employees and board members in ways that align with shareholders' interests.

Vicore currently has eight programs with outstanding instruments: four stock option programs for employees (Co-worker LTIP 2021, 2023, 2025 and 2026) and four share award programs for board members (Board LTIP 2023 and 2024, and Board RSU 2025 and 2026). Share awards refer collectively to share awards and restricted share units (RSUs). All programs were approved by the Annual General Meeting. Further information is available in the 2025 annual report and on www.vicorepharma.com.

The table below summarizes the changes in existing incentive programs for the first nine months of 2026.

Changes in existing incentive programs, January 1–September 30, 2026 (number of instruments)

	Opening balance, January 1, 2026	Granted	Expired	Released	Forfeited	Closing balance, September 30, 2026
Employee stock options						
Co-worker LTIP 2021	2,299,614	-	(628,865)	-	-	1,670,749
Co-worker LTIP 2023	4,301,154	300,000	-	-	(86,841)	4,514,313
Co-worker LTIP 2025	1,150,000	5,344,758	-	-	(30,000)	6,464,758
Co-worker LTIP 2026	-	2,350,000	-	-	-	2,350,000
Total employee stock options	**7,750,768**	**7,994,758**	**(628,865)**	**-**	**(116,841)**	**14,999,820**
Share awards						
Board LTIP 2023	57,881	-	-	(11,025)	-	46,856
Board LTIP 2024	141,434	-	-	(18,448)	-	122,986
Board RSU 2025	321,183	-	-	(88,264)	-	232,919
Board RSU 2026	-	305,041	-	-	-	305,041
Total share awards	**520,498**	**305,041**	**-**	**(117,737)**	**-**	**707,802**
Total	**8,271,266**	**8,299,799**	**(628,865)**	**(117,737)**	**(116,841)**	**15,707,622**

Expired refers to vested instruments not exercised before the end of their term. Released refers to instruments for which the vesting conditions have been met and that have been settled through delivery of shares to the participant, and which are therefore no longer outstanding. Forfeited refers to instruments forfeited when service conditions were not met (leavers).

On September 10, 2024, Vicore's board decided to increase the company's share capital through a new issue of shares with preferential rights for existing shareholders. The rights issue was completed on October 7, 2024. As a result, the number of instruments, the exercise price, and the number of shares each instrument entitles a participant to receive were recalculated. Each instrument granted before the rights issue now entitles the participant to 1.04 shares in Vicore.

As of September 30, 2026, there were 15,707,622 outstanding stock options and share awards. After recalculation for the rights issue, these correspond to 15,813,691 shares. Assuming full utilization of all granted stock options and share awards as of September 30, 2026, and reflecting the recalculation described above, this corresponds to a maximum dilution of 5.3 percent. Including 9,155,242 Co-worker LTIP 2025 and 2026 options not yet granted, for which the programs are open for allocation, the maximum dilution level as of September 30, 2026, is 8.1 percent.



Key Performance Measures

Vicore applies the guidelines issued by ESMA (European Securities and Markets Authority) for alternative performance measures (APMs). APMs are financial measurements of historical or future earnings, financial position, financial results or cash flows that are not defined or specified in the applicable financial reporting rules but are central to understanding and evaluating Vicore's operations.

In this report, Vicore presents key performance measures, including two alternative performance measures not defined under IFRS, namely equity ratio and research and development expenses/operating expenses. The company believes these key performance measures are useful to readers of the financial reports as a complement to other key performance measures, as they enable a better evaluation of the company's financial trends. These alternative performance measures should not be viewed in isolation or be considered replacements for the performance indicators prepared in accordance with IFRS. In addition, such performance measures, as the company has defined them, should not be compared with other performance measures with similar names used by other companies. This is because the above-mentioned performance measures are not always defined in the same manner, and other companies may calculate them differently.

Key performance measures

	2026 Jul-Sep	2025 Jul-Sep	2026 Jan-Sep	2025 Jan-Sep	2025 Jan-Dec
Share capital at the end of period (SEK in thousands)	140,822	117,305	140,822	117,305	140,763
Total registered shares at the beginning of period	281,525,593	234,609,771	281,525,593	234,579,119	234,579,119
Total registered shares at the end of period	281,644,509	234,609,771	281,644,509	234,609,771	281,525,593
Average number of common shares	281,536,047	234,609,771	281,529,091	234,591,064	239,883,257
Profit/(loss) attributable to shareholders of the parent company (SEK in thousands)	(124,278)	(113,473)	(387,383)	(340,371)	(477,474)
Profit/(loss) per share before and after dilution (SEK)[1]	(0.44)	(0.48)	(1.38)	(1.45)	(1.99)
Equity ratio at the end of the period (%)[2]	88.5	92.1	88.5	92.1	91.8
Research and development expenses/operating expenses (%)[3]	78.8	84.6	79.0	85.5	84.8

1. Profit/(loss) per share before and after dilution is calculated by dividing loss attributable to shareholders of the parent company by the weighted average number of outstanding shares before and after dilution during the period. The average number of outstanding shares has been adjusted for bonus shares in new stock issued targeted toward existing shareholders. There is no dilution effect for potential common shares in which earnings have been negative.

2. Equity ratio is the company's APM.

3. Research and development expenses/operating expenses (%) is the company's APM.



Definitions and reconciliation of alternative performance measures

Alternative performance measures	Definition	Justification
Equity ratio	Total shareholders' equity divided by total assets	The company believes that this key ratio provides investors with useful information regarding the company's capital structure
Research and development expenses/operating expenses (%)	Research and development expenses divided by operating expenses. Operating expenses consist of the items administrative expenses, research and development expenses and other operating expenses.	The company believes that the research and development expenses/operating expenses ratio is an important complement because it allows for a better evaluation of the company's economic trends and the proportion of its expenses that are attributable to the company's core business

Derivation

	2026 Jul-Sep	2025 Jul-Sep	2026 Jan-Sep	2025 Jan-Sep	2025 Jan-Dec
Equity ratio at the end of the period (%)					
Total shareholders' equity at the end of the period (SEK in thousands)	725,407	798,655	725,407	798,655	1,095,462
Total assets at the end of the period (SEK in thousands)	819,764	866,723	819,764	866,723	1,193,515
Equity ratio at the end of the period (%)	88.5	92.1	88.5	92.1	91.8
Research and development expenses/operating expenses (%)					
Research and development expenses (SEK in thousands)	(107,280)	(99,163)	(336,613)	(277,310)	(390,348)
Administrative expenses (SEK in thousands)	(26,426)	(17,648)	(84,986)	(45,851)	(67,914)
Other operating expenses (SEK in thousands)	(2,380)	(359)	(4,629)	(1,224)	(2,129)
Operating expenses (SEK in thousands)	(136,086)	(117,170)	(426,228)	(324,385)	(460,391)
Research and development expenses/operating expenses (%)	78.8	84.6	79.0	85.5	84.8

1. Other operating expenses are presented gross, excluding other operating income. In the income statement, other operating income and expenses are presented net.



Contact Information

Address

Vicore Pharma Holding AB
Kornhamnstorg 53
SE-111 27 Stockholm, Sweden

Tel: +46 (0)31 788 05 60
Org.no.: 556680-3804
www.vicorepharma.com

Contact

Ahmed Mousa, CEO
Tel: +1 (607) 437-0235
ahmed.mousa@vicorepharma.com

Hans Jeppsson, CFO
Tel: +46 (0)70 553 14 65
hans.jeppsson@vicorepharma.com

This interim report has been prepared originally in Swedish and has been translated into English. In case of differences between the two, the Swedish version shall apply.

Forward-Looking Statements

This interim report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Vicore's ongoing Phase 2b ASPIRE clinical trial; the potential clinical benefits, safety, and efficacy of buloxibutid; clinical development timelines, including expected timing of topline data from the ASPIRE trial and continued development plans for buloxibutid, strategic and business plans, financial position and the anticipated cash runway. The words "may", "will", "could", "would", "should", "expect", "plan", "anticipate", "intend", "believe", "estimate", "predict", "project", "potential", "continue", "target", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this interim report are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this interim report, including, without limitation, references to those risks identified in the section entitled "Risk Factors" in Vicore Pharma's filings with the U.S. Securities and Exchange Commission and discussed in Vicore Pharma's Swedish filings and its press releases. Vicore Pharma cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Vicore Pharma disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this interim report represent Vicore Pharma's views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.



vicore pharma

Vicore Pharma Holding AB Kornhamnstorg 53, SE-111 27 Stockholm, Sweden | +46 (0)31 788 05 60 | vicorepharma.com